

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 9, 2009

Douglas I. Payne
Chief Financial Officer
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

> **Re:** **Stanley Furniture Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-14938**

Dear Mr. Payne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 12

1.  Please revise future filings to provide a comprehensive discussion of your restructuring activities in MD&A and ensure that the total restructuring costs you disclose are consistent with or easily reconcilable to the disclosures in your financial statement footnotes.

Results of Operations, page 12

2.      Please revise future filings to quantify the impact of the factors that you identify as impacting  your results of operations, including the impact of changes in unit volume and average selling prices on net sales.  In addition, please quantify the multiple factors that you identify as impacting gross profits, particularly offsetting factors.  These enhanced disclosures will assist investors to see the business "through the eyes of management."  For additional guidance, please see Release 33-8350 found on our website at http://www.sec.gov/rules/interp/33-8350.htm.

3.      We note the declining sales trend during the periods presented.  In future annual and quarterly filings, please address whether your declines in net sales are in line with industry declines or represent a change in market share.

4.      We note your disclosure that the lower effective income tax rate in 2008 was due to permanent differences.  Please revise future filings to disclose and discuss the permanent differences that impact your effective income tax rate and address your expectations regarding the continuing impact of such differences.

Financial Condition, Liquidity and Capital Resources, page 14

5.      Please expand your discussion of debt covenants in future annual and quarterly filings to quantify your actual compliance based on the amended note agreement for each applicable reporting period during 2009 and your required compliance in future periods.  Also, please revise future filings to address the potential risks and consequences of non-compliance with your debt covenants.  See Section IV.C of Release No. 33-8350.

Critical Accounting Policies, page 16

6.      Based on the impact that a goodwill impairment could have to your results of operations as well as the significant decline in your market capitalization, please expand your critical accounting policy discussion in future filings to quantify and discuss the significant estimates and assumptions underlying your goodwill impairment analysis and to provide a sensitivity analysis of the potential impact of changes in those assumptions.

7.      Please revise future filings to clarify what "other generally accepted valuation methodologies" you use to determine the fair value of your reporting unit, including a description of and the assumed benefits associated with a valuation prepared under each method, and why management selected each method as being meaningful in preparing the goodwill impairment analysis.  If applicable, please disclose how you weight each fair value method, including how you determine the weight for each method.  To the extent that the weight assigned each method

is a subjective estimate, please include a sensitivity analysis to address the potential impact on fair value if you weight the methods differently.

Note 8. Restructuring and Related Charges, page F-16

8.      Please revise future filings to include all the disclosures required by paragraph 20 of SFAS 146 for each period restructuring charges that were either initiated or have not yet been completed.

9.      Please revise future filings to provide the disclosures required by paragraph 47 of SFAS 144 for the assets held for sale.

10.    Please explain to us how you valued the idled assets at December 31, 2008 and why you state in the overview section of MD&A that you expect additional write-downs pending the sale of the idled assets.

DEFINITIVE PROXY STATEMENT FILED ON MARCH 5, 2009

Compensation Discussion and Analysis, page 10

11.    In future filings, please describe in greater detail how the compensation committee determined the size of the stock option grants for each of the named executive officers.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not

> foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief